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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

         FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
               SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

   (x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the Fiscal year ended March 31, 2006

                                       OR

   ( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the Transition period From            to
                                   ----------    ----------

    Commission File Number
                           -----------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             ANHEUSER-BUSCH GLOBAL EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     ANHEUSER-BUSCH COMPANIES, INC.
                            One Busch Place
                       St. Louis, Missouri 63118


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                            REQUIRED INFORMATION

A.       Financial Statements and Exhibits
         ---------------------------------

         Report of Independent Registered Public Accounting Firm

         Financial Statements:

             Statements of Contributions and Purchases by Participants

             Notes to Financial Statements

B.       Exhibits

         23 Consent of Independent Registered Public Accounting Firm



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ANHEUSER-BUSCH GLOBAL EMPLOYEE STOCK
PURCHASE PLAN
FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005



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ANHEUSER-BUSCH GLOBAL EMPLOYEE
STOCK PURCHASE PLAN
INDEX
MARCH 31, 2006 AND 2005
------------------------------------------------------------------------------


                                                                      PAGE(S)

Report of Independent Registered Public Accounting Firm.....................1

Statements of Contributions and Purchases by Participants...................2

Notes to Financial Statements.............................................3-4



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[PRICEWATERHOUSECOOPERS LLP logo]

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                                                  PRICEWATERHOUSECOOPERS LLP
                                                  800 Market Street
                                                  St Louis MO 63101-2695
                                                  Telephone (314) 206 8500
                                                  Facsimile (314) 205 8514




           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of the Anheuser-Busch Global Employee
Stock Purchase Plan

In our opinion, the accompanying statements of contributions and purchases by participants present fairly, in all material respects, the contributions and purchases by participants of the Anheuser-Busch Global Employee Stock Purchase Plan (the "Plan") for the years ending March 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
May 19, 2006


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ANHEUSER-BUSCH GLOBAL EMPLOYEE
STOCK PURCHASE PLAN
STATEMENTS OF CONTRIBUTIONS AND PURCHASES BY PARTICIPANTS
FOR THE YEARS ENDING MARCH 31, 2006 AND 2005
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                                                        2006           2005

Contributions by participants                        $ 111,245      $ 408,169

Purchases by participants                             (111,245)      (408,169)
                                                     ---------      ---------

    Net activity                                            $0             $0
                                                     =========      =========



  The accompanying notes are an integral part of the financial statements.

                                      2


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ANHEUSER-BUSCH GLOBAL EMPLOYEE
STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
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1.      DESCRIPTION OF PLAN

        The following description of the Anheuser-Busch Global Employee Stock Purchase Plan (the "Plan") is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for more complete information.

        PURPOSE OF THE PLAN
        The Plan is an employee stock purchase plan designed to encourage ownership of shares in Anheuser-Busch Companies, Inc. (the "Company") by permanent employees of the Company and its subsidiaries located outside the United States. The Plan commenced March 1, 1999.

        PLAN ADMINISTRATION
        The Company administers the Plan. The Company has appointed Watson Wyatt Worldwide, an international employee benefits consulting firm, to assist in plan administration and record keeping. The Company has selected DB Alex. Brown, a securities broker in the United States, as the Plan broker to hold purchased shares on behalf of Plan participants. Neither of these entities is related to the Company as an affiliate or subsidiary. The broker maintains custody of all stock purchased by participants and is responsible for delivery of shares of stock sold by the participants, except as otherwise directed by the participants.

        PLAN BENEFITS
        Under the Plan, participants enrolled in the plan on the offer date each year will be given the right to purchase up to 200 shares of the Company's common stock at the offering price, which is fixed at the market price on the United States business day prior to the offer date. The offer date is generally March 1. Purchases can only be made if the market price on the employee's purchase date is higher than the offer price. Each year's offer expires on the third anniversary of the offer date.

        If shares purchased through the Plan are held in the participant's DB Alex. Brown account for at least two years after the purchase date, the Company will award additional shares at a rate of 10 percent, 30 percent, or 50 percent of shares purchased depending upon business performance. The rate for additional share awards will be determined and announced prior to the offer date. These awards are made by the Company directly to the employees. Under this provision, the Company awarded 1,640.5 shares in fiscal 2006 and
        925.4 shares in fiscal 2005.

        All contributions used to purchase shares must be accumulated in a local savings account in the name of the participant through payroll deductions. Withdrawals from the savings account can be made at any time. However, deposits may only be made by payroll deduction; therefore, previous withdrawals cannot be replaced for the purpose of purchasing shares. The participant maintains full ownership of the cash used to purchase shares as well as the newly issued shares that are purchased. Thus, there are no assets held by the Plan.

                                     3

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ANHEUSER-BUSCH GLOBAL EMPLOYEE
STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
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        In the United Kingdom, there is a sub-plan designed to qualify for favorable tax treatment for employees who participate. Under this "savings related share option scheme," employees enter into a three-year savings contract and are eligible to purchase shares at the end of the three-year period.

        EXPENSES OF THE PLAN
        Under the Plan agreement, the Company may pay all expenses incurred in the administration of the Plan, including custodial fees, but is not obligated to do so. All expenses for the years ended March 31, 2006 and 2005 were paid by the Company and are not reflected in the financial statements of the Plan. If shares purchased under the Plan are subsequently sold by the participant, the participant is responsible for all fees, commissions, and other costs incurred in such transactions.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING
        The Plan's financial statements are prepared on the accrual basis of accounting.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

        VALUATION OF THE COMPANY'S STOCK
        The offering or purchase price of the Company's common stock shares is determined by the market price of the stock on the day prior to the offer date. Market price is defined as the closing price of one share in the United States as reported the subsequent day in the West Coast edition of The Wall Street Journal, New York Stock Exchange Transactions-Composite Transactions.

3.      DIVIDENDS ON PURCHASED SHARES

        Any dividends paid on shares purchased under the Plan are retained by the respective participants and will be reinvested in additional shares for the benefit of the participants unless the participant elects otherwise or the law requires otherwise. Shares purchased with reinvested dividends are not eligible for the additional share awards.

4.      TAX WITHHOLDING

        Where required by law, the Company and its subsidiaries will report to the appropriate governmental authority any amount subject to tax and social charges on account of any offer, purchase or sale pursuant to the Plan. Participants are responsible for all tax and social charge liabilities by means of withholding from the participants' current pay or other assets.

                                     4


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                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 ANHEUSER-BUSCH GLOBAL EMPLOYEE
                                 STOCK PURCHASE PLAN

                                  By: /s/  JOHN T. FARRELL
                                     --------------------------------
                                      John T. Farrell
                                      Vice President,
                                      Employee Benefits
                                      Anheuser-Busch Companies, Inc.

Dated: June 26, 2006


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